Orrick, Herrington & Sutcliffe LLP 51 WEST 52ND STREET New York, NY 10019-6142 +1 212 506 5000 orrick.com Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

June 15, 2021

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BMO Commercial Mortgage Securities LLC
Registration Statement on Form SF-3
Filed May 7, 2021
File No. 333-255934

Dear Ms. Hsu:

We are counsel to BMO Commercial Mortgage Securities LLC (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated June 3, 2021 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registration Statement and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our amended registration statement (the “Amended Registration Statement”) submitted herewith. Included with this letter are clean copies of the Amended Registration Statement and the amended Form of Pooling and Servicing Agreement together with copies marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

June 15, 2021

Below are our responses, on behalf of the Registrant, to the comments included in your Comment Letter. The applicable response follows each Staff comment, which has been retyped in italics below.

Registration Statement on Form SF-3

Form of Prospectus

Forward-Looking Statements

1.

We note your statement that you will not update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

The Registrant has revised the disclaimer under the heading “Forward-Looking Statements” in response to the Staff’s comments.

Part II – Information Not Required in Prospectus

Item 14. Exhibit Index, page II-8

2.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrant has filed the remaining exhibits with the Amended Registration Statement.

Form of Pooling and Servicing Agreement

Section 4.06 Remittances; P&I Advances, page 47

3.

Please revise this section to clarify the servicer’s obligation to made advances on a mortgage loan is subject to a forbearance agreement, standstill agreement or similar agreement that provides for a temporary deferral or similar temporary accommodation with respect to all or a portion of the monthly payment amount.

June 15, 2021

The Registrant has revised Section 4.06 of the Form of Pooling and Servicing Agreement filed with the Amended Registration Statement in response to the Staff’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Janile Hill, Esq.

Paul Vanderslice